Exhibit 99.1

2350 – 1177 West Hastings Street
Vancouver, B.C.
V6E 2K3
Phone: 604-685-2323
Fax: 604-629-5228
www.bajamining.com
October 29, 2008	TSX: BAJ

PRESS RELEASE

BAJA MINING DELAYS DEVELOPMENT OF BOLEO PROJECT PENDING IMPROVED MARKET ENVIRONMENT

Baja Mining Corp. (the “Company” or “Baja”) advises that due to the current global financial crisis, it has elected to delay construction activities at the Boleo Project, Mexico.

While project economics remain robust even at low metal prices, the impact of the current financial crisis on short term metal prices and hedging prices, coupled with an effective shutdown of the global bank syndication and equity markets, require Baja to revise its construction schedule. Bayerische Hypo- und Vereinsbank AG (“HVB”) have agreed to proceed with their syndication on a best efforts basis.

Ongoing baselining and engineering activities at Boleo will continue, as will completion of the Boleo construction camp and certain other on-site infrastructure activities.  However, other activities at Boleo will be suspended until market conditions improve.

Baja will discuss a revised construction schedule with its Korean partners with a view to accelerating development of the Boleo Project during 2009.  However, until the Company has had an opportunity to review its outstanding commitments with suppliers, it is premature to determine the impact these delays will have on the start-up date of the mine.

The Company will continue to work with HVB, the Export Import Bank of Korea and its other financing partners with a view to completing the arrangement and syndication of credit facilities in 2009.

ON BEHALF OF THE BOARD OF DIRECTORS OF

BAJA MINING CORP.

“John W. Greenslade”

JOHN W. GREENSLADE, PRESIDENT

For further information please contact John Greenslade, President, at (604) 685-2323

Some of the statements contained in this release are forward-looking statements, such as statements that describe the Company’s projected metal price expectations, the need for additional capital, estimated timing of continued progress at Boleo, timing of changes to the estimated construction schedule, timing of syndication, estimated commissioning date and other statements.  Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict.  Actual results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual revenues to differ materially from those contained in such forwarding-looking statements include (i) fluctuations on the prices of copper, cobalt, zinc and manganese, (ii) interpretation of contract terms, (iii) accuracy of the Company’s and consultants’ projections, (iv)  the Company’s ability to finance, receive permits for, obtain equipment, construct and develop the El Boleo Project, (v) the effects of weather; operating hazards; adverse geological conditions and global warming, (vi) impact of availability of labor, materials and equipment; and (vii) changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability.

These forward-looking statements represent the Company’s views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Readers should not place undue reliance on any forward-looking statements.